

April 19, 2012

<u>Via E Mail</u>
Mr. Gordon Reykdal
Chairman of the Board and Chief Executive Officer
The Cash Store Financial Services Inc.
17631-103 Avenue
Edmonton, Alberta, Canada T5S 1N8

Re: The Cash Store Financial Services Inc.
       Form 40-F for the fiscal year ended September 30, 2010, filed November 26, 2010
       File No. 001-34760

Dear Mr. Reykdal:

        We formally confirm that on November 17, 2011 we completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,
                                        /s/ Todd K. Schiffman
                                        Todd K. Schiffman
                                        Assistant Director